Filed by Smith & Nephew Group plc pursuant to

Rule 425 under the Securities Act of 1933

Subject Company: Centerpulse Ltd.

(Commission File No.: 333-104751)

On August 28, 2003, Smith & Nephew Group released the following.

Result of the Public Tender Offers

smith&nephew

Result of the Public Tender Offers

by

Smith & Nephew Group plc

for all publicly held

Registered Shares of Centerpulse Ltd Zurich, with a nominal value of CHF 30

and

Bearer Shares of InCentive Capital Ltd, Zug, with a nominal value of CHF 20

Background

On 25 April 2003 Smith & Nephew Group plc (“Smith & Nephew Group”) published its parallel public tender offers for all publicly held registered shares of Centerpulse Ltd (“Centerpulse”) and bearer shares of InCentive Capital Ltd (“InCentive”).

Result of the public tender offers

Until the end of the offer period on 27 August 2003, 4 p.m. CET, 28,199 registered shares of Centerpulse and 1,300 bearer shares of InCentive have been tendered for exchange to Smith & Nephew Group. This corresponds to 0.24% of all publicly held 12,001,002 registered shares of Centerpulse (thereof 11,866,140 registered shares of Centerpulse are registered with the commercial register) and to 0.06% of all publicly held 2,147,202 bearer shares of InCentive.

Accordingly, condition 5 of the public tender offer for Centerpulse (i.e. Smith & Nephew Group having received valid acceptances for at least 75% of the total number of the outstanding registered shares of Centerpulse) is not met. Thus, Smith & Nephew Group declares that its public tender offer for Centerpulse has failed. Smith & Nephew Group holds no registered shares of Centerpulse.

Additionally, condition c) of the public tender offer for InCentive (i.e. Smith & Nephew Group having received valid acceptances for at least 80% of the outstanding bearer shares of InCentive) is not met. Thus, Smith & Nephew Group declares that its public tender offer for InCentive has failed. Smith & Nephew Group holds no bearer shares of InCentive.

Consequently, all shareholders of Centerpulse and InCentive, which have tendered their shares for exchange to Smith & Nephew Group, can immediately dispose of their shares.

Identification

	Securities No.	ISIN	Bloomberg
Registered shares Centerpulse Ltd
—first line (not notified for exchange)	654485	CH0006544859	CEPN SW
—second line (notified for exchange)	1588547	CH0015885475	CEPNE SW
Bearer shares InCentive Capital Ltd	286089	CH0002860895	INC SW

28 August 2003

Lombard Odier Darier Hentsch

The offer for Centerpulse shares is being made in the United States only through a prospectus/offer to exchange, which is part of a registration statement filed with the SEC by Smith & Nephew Group. Centerpulse shareholders who are US persons or are located in the United States are urged to read the registration statement, including the prospectus/offer to exchange included therein, and the other documents filed, or to be filed, with the SEC by Smith & Nephew Group or Centerpulse relating to the Centerpulse offer, because they contain important information about the Centerpulse offer. You may obtain a free copy of these documents from the SEC’s Web site at www.sec.gov. You may also obtain this information from Morrow & Co., Inc., the U.S. information agent for the Centerpulse offer, at (800) 607-0088, or by e-mail at centerpulse.info@morrowco.com.